Filed Pursuant to Rule 253(g)(2)

File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 14 DATED AUGUST 18, 2017

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions;

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of Corona Marketplace — Corona, CA

Acquisition of Corona Marketplace — Corona, CA

On August 17, 2017, we acquired a $3,549,300 mezzanine loan (the “Mezzanine Debt”) in connection with the acquisition and redevelopment of a 106,159 square-foot retail center located in Corona, California (the “Property”).  This acquisition’s capital structure consists of approximately (i) $1,310,615 in sponsor equity, (ii) $8,350,000 in senior debt and (iii) $3,549,300 in Mezzanine Debt (held by us).

We acquired the Mezzanine Debt from Realty Mogul Commercial Capital, Co. for a purchase price of $2,229,834.46 which represents the $3,549,300 principal amount, less $1,322,928.78 of committed but undrawn principal plus $3,463.24 of accrued but unpaid interest on the investment through the acquisition date.  The acquisition was funded with capital raised from our investors and a loan from Realty Mogul, Co.  The Mezzanine Debt is interest only with a fixed interest rate of approximately 14.0% and has a remaining term of approximately 82 months, as of the acquisition date.  The Mezzanine Debt will be disbursed in phases upon completion of certain benchmarks by the sponsor of this transaction as follows:  (i) approximately $819,196 will be disbursed at the close of the transaction; (ii) and the remaining $2,730,104 will be disbursed throughout the term of the Mezzanine Debt.

The Property consists of one 94,641 square-foot building and an 11,518 square-foot freestanding office building that sits on an adjacent parcel.  The sponsor of this transaction is currently redeveloping the Property, including completing an interior and exterior remodel of the 94,641 square-foot building, adding additional retail space, implementing seismic and structural upgrades and developing a fast-food drive-

through outparcel.  As of  August 15,  2017, leases have been executed with four tenants, two of which will occupy approximately 64% of the 114,858 total rentable square footage (“RSF”).  The largest tenants, Chuze Fitness and Aldi, will occupy approximately 32% and 19%, respectively, of the RSF.  Chuze Fitness is a rapidly growing gym operator based in Carlsbad, California with over 20 gyms operating throughout California, Arizona and Colorado.  Aldi is a leading global discount supermarket chain with over 10,000 stores in 18 countries and is one of the world’s largest privately owned businesses.  In the past decade, Aldi has doubled its presence in the United States, bringing its total number of stores to 2,000, not including its associated Trader Joe’s brand.  The other two preleased tenants are Wendy’s and a RE/MAX franchisee.

The Property is located in the Riverside-San Bernardino-Ontario Metropolitan Statistical Area (the “Ontario MSA”),  which is ranked as the 13th most populous metropolitan statistical area with approximately 4.53 million people.  According to the United States Census Bureau, the Ontario MSA saw a 6.7% population growth since 2010, exceeding the national average of 5.3%, for the same period.   In addition, Corona has experienced strong population growth over the past six years, and this growth is projected to continue.  The Property is located at the intersection of two major U.S. interstates, Interstate 15 and Interstate 91, and the location is within a retail corridor that includes Target, Walgreens, Big Lots, and Smart & Final.  The Property is also located near a new 868-unit apartment complex.

The sponsor of this transaction was established in 2011 after a 25-year career at a well-known real estate company where he ran a group that focused on the investment, development and management of office, industrial, multifamily, hospitality and land properties.